

Mail Stop 3561

May 18, 2018

Gregory Daily
Chief Executive Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

      Re: **i3 Verticals, Inc.**
              Amendment No. 2 to Draft Registration Statement on Form S-1
              Submitted May 10, 2018
              CIK No. 0001728688

Dear Mr. Daily:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information, page 58

1.   We note your disclosure that the pro forma adjustment for federal, state and local income taxes of i3 Verticals, Inc. is at an effective rate of 39.6% for the six months ended March 31, 2018. Please explain to us why your pro forma effective rate is 39.6% for the six months ended March 31, 2018 in light of the reduction in the corporate income tax rate to 21% per the Tax Cuts and Jobs Act enacted December 22, 2017.

<u>Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations</u>

<u>Notes to Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page 66</u>

2.   We are unable to locate the reference to footnote (h) on page 65 or the reference to footnote (h)(4) on page 68. Please include references to the footnotes in the appropriate table.

<u>Unaudited Pro Forma Consolidated Statement of Operations (Continued)</u>

<u>Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 72</u>

3.   We are unable to locate the reference to footnote (i) on page 71 or the reference to footnote (i)(4) on page 76. Please include references to the footnotes in the appropriate table.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

                                Sincerely,

                                /s/ Lisa M. Kohl for

                                Mara L. Ransom
                                Assistant Director
                                Office of Consumer Products

cc: J. Page Davidson, Esq.
    Jay H. Knight, Esq.
    Bass, Berry & Sims PLC